Exhibit 17.2

September 5, 2013

PEDEVCO Corp.
Attn:  Board of Directors
4125 Blackhawk Plaza Circle
Suite 201
Danville, California 94506

Re:           Resignation from Board of Directors

 Dear Board of Directors:

I hereby resign from the Board of Directors of PEDEVCO CORP., a Texas corporation (the "Company"), effective immediately prior to the listing of the Company’s common stock on the NYSE MKT.

Dated: September 5, 2013	/s/ Michael L. Peterson
MICHAEL L. PETERSON